United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc.

Name of persons relying on exemption: The Educational Foundation of America and Planned Parenthood Federation of America

Address of persons relying on exemption: 4801 Hampden Lane, Suite 106, Bethesda MD 20814

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of Alphabet Inc.
RE:	Proposal No. 10 (“Report on Reproductive Healthcare Misinformation Risks”)
DATE:	May 22, 2024
CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.Engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the co-filers are not able to vote your proxies, nor does this communication contemplate such an event. The co-filers urge shareholders to vote for Stockholder Proposal No. 10 following the instructions provided on management's proxy mailing.

The Educational Foundation of America and Planned Parenthood Federation of America urge shareholders to vote YES on Stockholder Proposal No. 10 on the 2024 proxy ballot of Alphabet Inc. (“Alphabet” or the “Company”). The Resolved clause states:

Shareholders request that the Board publish a report within one year of the annual meeting, at reasonable expense and excluding proprietary or legally privileged information, assessing the effectiveness of Alphabet’s policies and actions to reduce the dissemination of false or misleading content related to reproductive health care.

The full text of the proposal is appended at the end of this document.

About the Co-Filers

The Educational Foundation of America (“EFA”) and Planned Parenthood Federation of America (“PPFA”) are long-term shareholders in Alphabet and the proponents of this proposal. EFA is a private family foundation supporting creative initiatives working toward sustainability, justice, and equity through grant making and impact investing. EFA supports nonprofit organizations working in the arts, the environment, democracy, and reproductive health and justice.

PPFA works to protect and expand access to sexual and reproductive health care and education, as well as provide support to its member affiliates, which are separately incorporated public charities that collectively operate nearly 600 Planned Parenthood health centers across the U.S. Through its support of affiliate health centers - which serve all patients with care and compassion, with respect, and without judgment - as well as its education and advocacy work, PPFA strives to ensure equitable access to health care, and to maintain its status as a trusted source of reliable education and information that allows people to make informed health decisions.

The co-filers urge you to cast a YES vote in support of this proposal. Alphabet's current policies and enforcement mechanisms aimed at significantly reducing reproductive health misinformation appear ineffective, which may increase reputational and brand risks. Lack of robust mitigating efforts in this arena could also attract regulatory and legislative scrutiny, potentially impacting the profitability of the Company's advertising operations.

Alphabet has declined repeated requests for dialogue from the proponents of this proposal.

Why a YES Vote is Warranted: Rationale in Support of the Proposal

1.	Reproductive health misinformation on Alphabet’s platforms can significantly impact millions of users and the American economy.
2.	Research finds that Alphabet’s policies and procedures concerning reproductive health misinformation are ineffective.
3.	Satisfaction of the requested report will increase transparency and accountability while reducing brand and reputational risk.

Reproductive health misinformation on Alphabet’s platforms, especially content generated by crisis pregnancy centers, can significantly impact millions of users and the American economy.

In the wake of the reversal of Roe v. Wade, public health experts have identified factors that are contributing to a reproductive health “infodemic,” including “lax efforts by internet and social media companies to abate abortion misinformation.” (The World Health Organization (WHO) defines an infodemic as the proliferation of false or misleading information that leads to confusion, health risk behaviors, mistrust in health authorities, and the rejection of public health recommendations, all of which exacerbate a public health crisis.1) Infodemics, through their rapid dissemination of misinformation across the internet and social media platforms, impede patients' access to medically accurate information crucial for informed health care choices, potentially leading to severe consequences. This infodemic poses a significant risk of amplifying the negative impacts anticipated after the Roe v. Wade reversal, particularly on maternal morbidity and mortality, among other risks.2

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1 https://www.who.int/health-topics/infodemic#tab=tab_1 ..

2 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10196890/

Google, a subsidiary of Alphabet, has been extensively documented for monetizing from deceptive digital marketing practices by crisis pregnancy centers (“CPCs”), which have been found to be a key player in disseminating and generating reproductive health misinformation. Google Search is a leading source of information on abortion – Americans make about “102 million searches for queries related to abortion each year.”3

According to the American College of Obstetricians and Gynecologists, CPCs “is a term used to refer to certain facilities that represent themselves as legitimate reproductive health care clinics providing care for pregnant people but actually aim to dissuade people from accessing certain types of reproductive health care, including abortion care and even contraceptive options.”4 Because CPCs are not medical practices and do not charge for services, they lack robust regulatory oversight; they do not need to comply with HIPAA privacy laws5 and are largely exempt from Federal Trade Commission or state laws applying to commercial enterprises.6

There are about 3,000 to 4,000 CPCs across the United States, most of which have religious and faith-based missions,7 and they are particularly prevalent in the South and Midwest. Geographical distribution of these centers is associated with legislation restricting abortion access.8 In addition to receiving taxpayer money, more than 70% of CPCs are “affiliated with large, well-resourced networks providing funding and legal muscle.”9 Indeed, a vast majority of CPCs are supported by national organizations such as Care Net, Heartbeat International, Birthright International, or the National Institute of Family and Life Advocates,10 which manage “large national content management systems” of sensitive data collected at the local level in “deceptive environment[s] with the potential to be used for criminal action against people who seek abortions.”11 Nationwide, CPCs hold a 500% funding advantage over legitimate abortion funds and clinics.12

According to an analysis published in the New York Times, about 34 million women of reproductive age in the U.S. currently live closer to a CPC than to an abortion facility – an almost twofold increase since the overturning of Roe v Wade in 2022. The share of Black women and Latinas who live closer to a CPC than to an abortion facility is expected to have nearly tripled since the overturning of Roe.

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3 https://tinyurl.com/2xc4he8u

4 https://tinyurl.com/y52cc47c

5 HIPAA refers to the Health Insurance Portability and Accountability Act of 1996.

6 https://journalofethics.ama-assn.org/article/why-crisis-pregnancy-centers-are-legal-unethical/2018-03

7 https://tinyurl.com/3kbnwwdy

8 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7148549/

9 https://tinyurl.com/3kbnwwdy

10 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9189146/

11 https://tinyurl.com/yca4xyjn

12 https://philanthropynewsdigest.org/news/legitimate-abortion-clinics-have-funding-disadvantage-study-finds

Black women are already 2.5 times as likely to die during childbirth as white women. If more Black women end up at CPCs, they may experience more delays in obtaining professional prenatal care and encounter untrained volunteers who give them nondiagnostic ultrasounds that miss serious medical issues.13

These and other barriers to comprehensive reproductive health care are not specific to states that ban or severely restrict abortion. Analysts from CalMatters (a nonpartisan news organization) found that in California, where abortion is protected by its state constitution, CPCs outnumber abortion clinics 11 to 2 in rural areas with acute primary care shortages.14

Restricting abortion can have negative spillover effects on women’s employment and educational attainment. Abortion liberalization in the U.S. is strongly associated with women’s advancement in the workforce.15 A 2018 study published in the American Journal of Public Health found that six months after denial of abortion, women were less likely to be employed full time and were more likely to receive public assistance than women who obtained abortions, and those differences endured for at least 4 years.16 The Institute for Women’s Policy Research has found that “abortion restrictions cost state and local economies $173 billion annually by reducing labor force participation and earnings levels and increasing turnover and time off from work among women employed in the private sector.”17 Abortion rights and economic progress are deeply interconnected, and the imminent loss of abortion access means the loss of economic security, independence, and mobility for millions of Americans.

Despite policies purportedly prohibiting misleading ads and content about reproductive health care, Alphabet continues to facilitate deceptive marketing practices by CPCs.

To reach pregnant people with their anti-choice agenda, CPCs have a history of using deceptive techniques. In particular, CPCs use advertising designed to mislead consumers. For example, many CPCs use intentionally misleading names (e.g. “Women for Choice”) to trick people into believing they will be offered information on or access to all reproductive health options. In addition, CPCs use intentionally misleading language in online ads that promise assistance and support without disclosing that they are not a medical facility and that they are anti-abortion. Relatedly, CPCs advertise alongside searches related to abortion, confusing those in need of actual medical care. In some instances, they also disseminate content about unproven medical theories and treatments.18

For example, a study conducted in 2022 found that only 14% of the CPCs in New York State were forthcoming about their lack of licensing, and just 42% admitted to it when directly questioned. Moreover, 76% of the CPCs contacted were found to make “inaccurate or inflammatory statements about abortion.”19

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13 https://www.nytimes.com/interactive/2022/05/12/opinion/crisis-pregnancy-centers-roe.html

14 https://calmatters.org/health/2023/06/crisis-pregnancy-centers-california/

15 https://www.rutgers.edu/news/economic-consequences-restricting-abortion-rights

16 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5803812/

17 https://iwpr.org/wp-content/uploads/2024/01/Updated-Analysis-of-the-Cost-of-Abortion-Restrictions-to-States-1.pdf

18 https://tinyurl.com/mr447tbp

19 https://tinyurl.com/yj3rsepr

Google has faced scrutiny for monetizing CPCs' deceptive digital marketing, while remaining a top source for abortion information, with Americans making millions of annual searches on the topic.20 A new report from the Center for Countering Digital Hate (“CCDH”) found that Google “has taken in an estimated $10m in two years from anti-choice organizations that pay to advertise [CPCs] alongside legitimate results on the Google search page,” reaching and potentially misleading “hundreds of thousands of users.”21 Despite Google’s post-Dobbs pledge to take “immediate action on policy violating ads, including those that misrepresented the services or products they provided,” the study shows that CPCs “pay for advertisements to appear in Google Search results related to more than 15,000 different queries about abortion.” Of these clinics, 71% “used deceptive means of advertising, advancing false claims that abortions are linked to cancer and other diseases” and 38% had no homepage disclaimer stating that they don't provide abortions.22

An investigation conducted by the Tech Transparency Project (“TTP”) further revealed that “when a TTP-created Google account identifying as a lower- or average-income woman in Phoenix searched for information on how to get an abortion, more than half the search ads (56%) served by Google came from [CPCs].”23

Additionally, CCDH released another report in June 2022 finding that Google Maps directs users to CPCs when people specifically look for abortion services with search terms like “abortion clinic near me” or “planned parenthood.”24

In 2022, reacting to many of the foregoing issues, the Alphabet Workers Union circulated a petition that garnered over 650 signatures demanding that Google get rid of misleading ads from CPCs.25 More than 20 U.S. House and Senate Democrats also urged Google's top executive to limit search engine results displaying CPCs, stating, “Directing women towards fake clinics that traffic in misinformation and don’t provide comprehensive health services is dangerous to women’s health and undermines the integrity of Google’s search results.”26

In response to the latest CCDH report, Google said it would remove any ads promoting abortion reversal pills and prohibit ads containing unproven medical claims, and that the Company requires “any organization that wants to advertise to people seeking information about abortion services to be certified and clearly disclose whether they do or do not offer abortions.”27 In its opposition statement to our proposal, Alphabet doubles down on this argument, noting that the Company “already [has] robust and effective policies, enforcement protections, and algorithmic systems” that “ensure users see transparent and accurate ads related to reproductive healthcare,” “connect users to relevant and useful local healthcare providers,” and “protect users from harmful and misleading health information.”

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20 https://tinyurl.com/2xc4he8u

21 https://tinyurl.com/bdet9f2h; https://tinyurl.com/2xc4he8u

22 Id.

23 https://www.techtransparencyproject.org/articles/google-helps-fake-abortion-clinics-target-low-income-women

24 https://counterhate.com/research/anti-abortion-fake-clinics/

25 https://www.businessinsider.com/google-workers-union-petition-stop-collecting-abortion-search-data-2022-8

26 https://tinyurl.com/ye5xh6sv

27 https://thehill.com/policy/technology/4050354-google-hosts-profits-from-fake-abortion-clinic-ads-report/

Indeed, Google has specific policies for advertisers running ads on abortion queries.28 To run ads on such queries in the United States, Google’s policy requires that the advertiser be certified as either providing or not providing abortions, and this information is disclosed with the ad.29

However, Google's abortion ad disclosure policy applies only to queries related to getting an abortion, greatly limiting its reach. Ads targeting more general information keyword terms will not merit a disclosure label, meaning that “a search for ‘abortion services near me’ will trigger a disclosure on Google ads, while a search for ‘planned parenthood’ does not, since Planned Parenthood provides other services in addition to abortion and it's considered a more general information query.”30

Furthermore, in March 2022, Google released an “Ads Safety Report” concerning the Company’s “efforts to prevent malicious use of [its] ads platforms.”31 However, abortion or reproductive health care are not mentioned in the Ads Safety Report even though other public policy matters like the war in Ukraine, child safety, and elections are discussed.

In light of the extensive evidence presented above, it is reasonable to conclude that Alphabet's current policies and procedures regarding the dissemination of reproductive health information are ineffective, require additional oversight, and would greatly benefit from stakeholder input. The prevalence of CPCs disseminating misleading information, particularly through Google's advertising platforms, poses significant risks to users and the integrity of the Company's products and services. Despite existing policies aimed at curbing misinformation, CPCs continue to exploit loopholes and actively promote inaccurate and deceptive content. The findings from studies conducted by independent third-party institutions underscore the urgent need for Alphabet to reassess its approach and implement more robust measures to address these challenges. The significant advocacy efforts from Alphabet workers, legislators, and advocacy organizations highlight the widespread concern regarding this issue. Therefore, it is imperative that Alphabet takes decisive action to enhance its policies, strengthen enforcement mechanisms, and prioritize transparency and accuracy in advertising practices to safeguard users' well-being and maintain the integrity of its platforms.

This shareholder proposal is particularly crucial as Google confronts its biggest competition yet in the search engine landscape, with the ascent of generative AI. Google's standing as the top player in this field largely hinges on its reputation for accuracy, making it susceptible to the dangers posed by health misinformation.

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28 https://support.google.com/adspolicy/answer/9274988?hl=en

29 Id.

30 https://www.npr.org/2023/06/22/1182865322/google-abortion-clinic-search-results-anti-abortion

31 https://blog.google/products/ads-commerce/our-2022-ads-safety-report/

We believe that the requested report will help ensure that Alphabet does more to monitor reproductive health content so that the Company mitigates its exposure to serious risks stemming from misinformation, thereby eroding shareholder value by diminishing its reputation, consumer loyalty, brand, and values.

Vote “Yes” on this Stockholder Proposal No. 10.

For questions, please contact us at Corporate.Engagement<at>rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Stockholder Proposal No. 10 – Shareholder Proposal Regarding Reproductive Healthcare Misinformation

WHEREAS: Google is a leading source of information on reproductive healthcare – Americans make about 102 million searches for queries related to abortion every year.1

Although Google has pledged enforcement action for violations of its policies implicating reproductive healthcare content in the wake of the revocation of constitutional abortion rights in 2022, recent studies show the company continues to facilitate abortion-related misinformation, such as by enabling or optimizing false or misleading content from or regarding crisis pregnancy centers (CPCs), which do not provide abortion services:

●	A 2023 investigation by the Tech Transparency Project (TTP) revealed that “when a TTP-created Google account identifying as a lower- or average-income woman in Phoenix searched for information on how to get an abortion, more than half the search ads (56%) served by Google came from [CPCs]”;[2]
●	A 2023 report by the Center for Countering Digital Hate (CCDH) identified 188 CPCs that paid for advertisements to appear in Google Search results related to more than 15,000 different queries about abortion. Almost three-fourths of these clinics “used deceptive means of advertising, advancing false claims that abortions are linked to cancer and other diseases”, and 38% had no homepage disclaimer stating that they don't provide abortions[3] – a requirement of Google’s advertising policy[4];
●	CCDH research from 2022 found that 11% of Google search results for “abortion clinic near me” and “abortion pill” in abortion-restrictive states lead to CPC websites.

These findings have drawn attention from federal and state legislators, as well as major media outlets like The Guardian, Business Insider, Fortune, The Hill, Yahoo Finance, and Bloomberg.

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1 https://www.theguardian.com/technology/2023/jun/15/google-misleading-abortion-ads-pregnancy-crisis-centers

2 https://www.techtransparencyproject.org/articles/google-helps-fake-abortion-clinics-target-low-income-women

3 https://counterhate.com/wp-content/uploads/2023/06/Profiting-from-Deceit-CCDH-FINAL.pdf

4 https://support.google.com/adspolicy/answer/9274988?hl=en

Inaccurate information and poor content management generally has and can harm Alphabet’s bottom line.5 Such practices can create reputational and brand risk, and invite regulatory and legislative scrutiny that could affect the profitability of the company’s advertisement operations. These content management issues may also amplify systemic risks affecting Alphabet and the overall economy – restricting abortion has been shown to have negative spillover effects on women’s employment and educational attainment. To mitigate these risks, an evaluation of the effectiveness of existing company policies is warranted.

RESOLVED: Shareholders request that the Board publish a report within one year of the annual meeting, at reasonable expense and excluding proprietary or legally privileged information, assessing the effectiveness of Alphabet’s policies and actions to reduce the dissemination of false or misleading content related to reproductive healthcare.

SUPPORTING STATEMENT: Shareholders recommend, at board discretion, that input from reproductive rights and civil liberties organizations be solicited and reflected in the report.

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5 https://www.reuters.com/technology/google-ai-chatbot-bard-offers-inaccurate-information-company-ad-2023-02-08/; https://www.nbcnews.com/business/business-news/fake-news-can-cause-irreversible-damage-companies-sink-their-stock-n995436